SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                        LIBERTY TAX CREDIT PLUS III L.P.
                            (Name of Subject Company)

                        LIBERTY TAX CREDIT PLUS III L.P.
                      (Name of Person(s) Filing Statement)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)
                                  531280 30 3
                     CUSIP Number of Class of Securities)

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         J. Michael Fried                                    Paul L. Abbott
Related Credit Properties III L.P.                         Liberty GP III Inc.
        625 Madison Avenue                              3 World Financial Center
        New York, NY 10022                                     29th Floor
                                                           New York, NY 10285

                     (Name, Address and Telephone Number of
          Persons Authorized to Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)

                                   Copies to:

Peter M. Fass, Esq.                                Patrick J. Foye, Esq.
 Battle Fowler LLP                      Skadden, Arps, Slate, Meagher & Flom LLP
79 East 55th Street                                  919 Third Avenue
New York, NY 10022                                  New York, NY 10022
  (212) 856-7000                                      (212) 735-2274

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     Item 1. Security and Subject Company.

     The name of the subject company is Liberty Tax Credit Plus III L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022. The general partners of the Partnership are Related Credit Properties III L.P. ("RCP"), a Delaware corporation with principal executive offices at 625 Madison Avenue, New York, New York 10022, and Liberty GP III Inc. ("Liberty GP III"), a Delaware corporation with principal executive offices at 3 World Financial Center, 29th Floor, New York, New York 10285. The title of the class of equity securities to which this statement relates is the Partnership's Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in the Partnership.

     Item 2. Tender Offer of the Bidder.

     This Schedule 14D-9 relates to the offer by Lehigh Tax Credit Partners L.L.C. ("the Purchaser"), a Delaware limited liability company and an affiliate of RCP, disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 10, 1997 and amended by Amendment No. 1 dated April 24, 1997 (as amended, the "Schedule 14D-1"), to purchase up to 17,500 issued and outstanding BACs at a purchase price of $590 per BAC, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 1997, the related Letter of Transmittal and the Supplement dated April 24, 1997, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Lehigh Offer" and are contained within the Schedule 14D-1).

     The address of the Purchaser's principal executive offices is 625 Madison Avenue, New York, New York 10022.

     Item 3. Identity and Background.

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b) (1) The Partnership does not have any employees, directors or executive officers. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of its general partners (the "General Partners"), Liberty GP III and RCP. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership and its affiliates.

     The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of May 2, 1989 (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

     Pursuant to the Partnership Agreement, the General Partners are entitled to a fee (the "Partnership Management Fee") for their services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and BACs holders and with the partnerships (the "Local Partnerships") in which the Partnership has acquired a partnership interest). The Partnership Management Fee is payable annually and is determined by the General Partners based on their review of the Partnership's investments, up to a maximum of 0.5% of the Partnership's Invested Assets (as defined below); provided, however, the Partnership Management Fee is a minimum of $2,500 per $1 million of Invested Assets up to Invested Assets of $20 million and $5,000 per $1 million of Invested Assets above $20 million to $100 million. "Invested Assets" means the sum of (i) any capital contributions made by the Partnership to the Local Partnerships, (ii) the amounts represented by promissory notes given by the Partnership to the sellers of interests of Local Partnerships as part of the Partnership's purchase price, and (iii) the amount of all liens and mortgages on properties when the Partnership acquired interests in Local Partnerships. For the nine months ended December 31, 1996, the General Partners earned aggregate Partnership Management Fees of $562,500.

     According to the Partnership Agreement, the General Partners are also entitled to receive a disposition fee (the "Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Partnership. Payment of such fee is subordinated to the return of Limited Partners and BACs holders of their capital contribution and other items as set forth in the Partnership Agreement. Each Disposition Fee is equal to the lesser of one-half the competitive real estate commission or 3% of the sale price in respect of

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any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). In no event, however, shall the Disposition Fee and all other fees payable to the General Partners and any of their affiliates and any unrelated parties arising out of any given sale exceed in the aggregate the lesser of the competitive rate or 6% of the gross proceeds from such sale. For the nine months ended December 31, 1996, the General Partners did not earn any Disposition Fee.

     The General Partners also serve as the co-general partners of Liberty Associates IV L.P. ("Liberty Associates"). Liberty Associates is entitled to receive up to $2,500 per year as an annual fee (the "Annual Local Administrative Fee") from each Local Partnership of which it is a special limited partner, provided, however, the sum of the aggregate Annual Local Administrative Fee and the Partnership Management Fee for any year shall not exceed 0.5% of Invested Assets. Liberty Associates, as special limited partner of the Local Partnerships, earned an aggregate Annual Local Administrative Fee of $75,000 from the Local Partnerships for the nine months ended December 31, 1996. Also, Liberty Associates received aggregate cash distributions from the Local Partnerships of $863 during the fiscal year ended March 31 1996.

     Affiliates of the Local Partnerships' general partners earned property management fees for the nine months ended December 31, 1996, of which $19,440 was earned by an affiliate of RCP.

     RCP and Liberty GP III, as General Partners, and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partners are also entitled to reimbursement of expenditures made on behalf of the Partnership. Another affiliate of RCP performs asset monitoring services for the Partnership. These services include site visits and evaluations of the Local Partnerships' performance. For the nine months ended December 31, 1996, the Partnership incurred liabilities of $141,192, in the aggregate, to the General Partners and their affiliates as reimbursement of expenditures and asset monitoring performed by RCP's affiliate on behalf of the Partnership.

     In addition, under the terms of the Partnership Agreement, upon the removal of the General Partners by the limited partners of the Partnership (the "Limited Partners") or upon the occurrence of a "Removal Event", as defined below, the General Partners may be entitled to receive compensating payments, which will be payable with interest for a term not less than five years. The amount of such payments shall be the fair market value of the removed General Partner's interest as determined by two independent appraisers, which amount could be substantial. The Partnership Agreement deems a "Removal Event" to have occurred if the business of the Partnership is continued after the bankruptcy, death, adjudication of incompetence or removal of a General Partner (subject to certain exceptions pursuant to the Partnership Agreement). A majority in interest of the Limited Partners may approve the removal of any General Partner without the concurrence of any General Partner at a meeting of the Partnership.

     (2) Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Purchaser, its executive officers, directors or affiliates. The Purchaser is an affiliate of RCP, one of the two General Partners of the Partnership. The executive officers and directors of the Purchaser also serve as executive officers and directors of RCP. Therefore, the Purchaser and RCP, subject to its fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership, its partners and its investors.

     The Partnership, the Purchaser and RCP entered into a letter agreement, dated April 4, 1997 (the "Standstill Agreement") (a copy of which has been filed as Exhibit (c)(1) hereto), pursuant to which the Purchaser agreed that, prior to April 4, 2007 (the "Standstill Expiration Date"), it will not and it will cause certain affiliates not to (i) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 45% of the outstanding BACs (including BACs acquired through all other means), (ii) seek to propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any voting securities of the Partnership, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Partnership, except that those affiliates bound by the Standstill Agreement will not be deemed to have violated it and formed a "group" solely by acting in accordance with the Standstill Agreement, (v) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms

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of the Standstill Agreement. In addition, the Purchaser agreed that until the
Standstill Expiration Date it will not sell any BACs acquired by it unless the buyer of such BACs agrees to be bound by the Standstill Agreement; provided, however, the Purchaser may make transfers in the secondary market to any purchaser which represents that following such sale it will not own three (3%) percent or more of the BACs outstanding. By the terms of the Standstill Agreement, the Purchaser has also agreed to vote its BACs in the same manner as a majority of all voting BACs holders; provided, however, the Purchaser is entitled to vote its BACs as it determines with regard to any proposal (i) to remove RCP as a general partner of the Partnership or (ii) concerning the reduction of any fees, profits, distributions or allocations for the benefit of RCP or its affiliates. The Purchaser, RCP and Related Capital Company also agreed to indemnify and hold harmless the Partnership, Liberty GP III, Liberty Associates and certain associated parties from any claims or damages arising from a breach of the Standstill Agreement or from a tender offer or acquisition of BACs by the Purchaser or its affiliates. The foregoing discussion of the Standstill Agreement is subject to and qualified in its entirety by reference to such agreement, which is incorporated herein by reference.

     The Partnership has been informed that the Purchaser expects to borrow all of the funds to purchase BACs pursuant to the Lehigh Offer from one of its members, on substantially the same economic terms and conditions that such member obtains those funds from an existing credit facility that such member has available to it with The First National Bank of Boston and Wells Fargo Bank (the "Lenders"). The existing credit agreement is among the Lenders and RCC Credit Facility, L.L.C., Related Capital Company and The Related Companies, L.P. All of the BACs tendered pursuant to the Lehigh Offer (other than BACs purchased by Everest Properties, Inc. or its affiliates ("Everest") pursuant to the Everest Option (as defined in Item 8 below)) and all of the membership interests in the Purchaser will be pledged to the Lenders to collateralize the loan. Additionally, Related Capital Company will guarantee all amounts borrowed by the Purchaser under the credit facility.

     Item 4. The Solicitation or Recommendation.

     (a) Following receipt of the terms of the amended Lehigh Offer, the General Partners reviewed and considered the Lehigh Offer. The General Partners are expressing no opinion and are remaining neutral with respect to the amended Lehigh Offer.

     (b) Although the General Partners are not making a recommendation with respect to the Lehigh Offer, the General Partners believe that BACs holders should carefully consider the following factors in making their own decisions of whether to accept or reject the Lehigh Offer:

     o An independent third party has estimated that the Fair Value (as defined below) of the BACs as of March 31, 1997 is between $519.56 and $563.42 per BAC, which range is below the tender offer price of $590. "Fair Value" is defined as "the amount for which a BAC would change hands between a willing buyer and a willing seller neither under compulsion to act, with equity to both, each having reasonable knowledge of all relevant facts, and within a commercially reasonable period of time."

     o The Lehigh Offer will provide BACs holders with an immediate opportunity to liquidate their investment in the Partnership. BACs holders who have a present or future need for the tax credits and/or tax losses from the BACs may, however, prefer to retain their BACs and not tender them pursuant to the Lehigh Offer.

     o As stated by the Purchaser in the Lehigh Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BACs holder's desire to sell its BACs at a high price. Therefore, BACs holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BACs holders should be aware that a secondary market exists for the BACs.

     o BACs HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE BACs SHOULD THEY TENDER PURSUANT TO THE LEHIGH OFFER.

     o BACs holders who tender their BACs will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale. The Partnership has made no distributions to BACs holders in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

     o The Purchaser increased the tender offer price to $590 per BAC, an increase of $1.80 per BAC over the original purchase price, following a request by the Partnership.

     o BACs holders should consult with their respective advisors about the financial, tax, legal and other consequences of the Lehigh Offer.

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     Item 5. Persons Retained, Employed or to Be Compensated.

     Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to BACs holders on its behalf concerning the Lehigh Offer.

     Item 6. Recent Transactions and Intent With Respect to Securities.

     (a) Neither the Partnership nor the General Partners have effected any transactions in the BACs during the past 60 days. Except as described below, the General Partners are not aware of any transactions in the BACs during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries. The following table sets forth purchases of 95 BACs made by the Purchaser, an affiliate of RCP (a General Partner), in the past 60 days:


                               Number of
    Date of Purchase         BACs Purchased      Purchase Price per BAC
--------------------------   -----------------   ------------------------
February 16, 1997   ......           10                  $588.20
March 1, 1997    .........           80                  $546.25
March 1, 1997    .........            5                  $588.20

     (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender BACs owned by them to the Purchaser pursuant to the Lehigh Offer.

     Item 7. Certain Negotiations and Transactions by the Subject Company.

     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Lehigh Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(3) except as set forth in Item 8 below, tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Lehigh Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

     Item 8. Additional Information to Be Furnished.

     In March 1997, at the request of the General Partners, the Purchaser retained Valuation Research Corporation to independently determine the value of the BACs for the Partnership. On April 8, 1997, Valuation Research Corporation delivered its valuation opinion (a copy of which has been filed as Exhibit
(c)(2) hereto). Subject to the terms and conditions set forth therein, and based upon various valuation methods, Valuation Research Corporation concluded that the estimated Fair Value of the BACs, effective as of March 31, 1997, is between $519.56 and $563.42 per BAC. For purposes of the valuation opinion, "Fair Value" is defined as "the amount for which a BAC would change hands between a willing buyer and a willing seller neither under compulsion to act, with equity to both, each having reasonable knowledge of all relevant facts, and within a commercially reasonable period of time."

     The General Partners have in the past received from third parties requests that such parties be provided with a list of the Partnership's BACs holders (the "List"). Such a List would only be provided by the General Partners to parties in cases where the General Partners have been satisfied that such List has been properly requested by a person entitled by the Partnership Agreement to receive such a List, the party requesting the List has demonstrated that such party has a proper partnership business purpose in connection with such request and the General Partners have been satisfied that the Partnership and the BACs holders have obtained appropriate protections from such party with respect to the use of such List. The General Partners have sought such protections to ensure, among other things, compliance with federal securities tender offer rules (i.e., full and adequate disclosure, withdrawal rights and rights to proration) if the List will be used to conduct a tender offer and compliance with certain tax provisions to protect against possible adverse tax consequences to the Partnership.

     On or about January 31, 1997, a representative of Everest requested a list of BACs holders from the Partnership. RCP, on behalf of the Partnership, expressed its willingness to make the List available on certain terms and conditions intended to protect the Partnership, its partners and its investors and to ensure that Everest's purpose for its request and actual use of the List would not be improper. Everest refused to agree to the proposed terms and conditions and could

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not demonstrate that it had a proper purpose for its request. In particular, after discussions with Everest, RCP, on behalf of the Partnership, was concerned that the List would be used to commence a tender offer that might not be in the best interests of the Partnership and BACs holders. During the week of February 3, 1997, representatives of Everest and the Partnership discussed an agreement upon which the Partnership would agree to release the list of BACs holders. In a letter dated February 7, 1997, counsel for the Partnership outlined the Partnership's concerns, the competing interests of all parties involved and proposed a settlement which it believed to be fair. Everest subsequently rejected the Partnership's proposal and commenced a lawsuit in the Chancery Court of Delaware against the Partnership to obtain the list (the "List Litigation"). On February 19, 1997, a trial date of May 28, 1997 was set by the court and the parties were authorized to commence discovery. By letter dated April 15, 1997, counsel for Everest contacted counsel for the Partnership and disclosed Everest's intention to commence an offer to purchase BACs at a price higher than Lehigh's Purchase Price. Additionally, on April 15, 1997, Everest commenced an action seeking a temporary restraining order (the "TRO Action") enjoining the Lehigh Offer until the earlier of (i) Everest obtaining the List in order to commence its competing offer and (ii) completion of the List Litigation. On April 16, 1997, counsel for the Partnership wrote to counsel for Everest and reiterated the Partnership's willingness to make the List available to Everest provided that Everest complied with the same terms and conditions as agreed to by the Purchaser and previously requested of Everest by the Partnership. On or about such date, the Purchaser and Everest commenced negotiations to settle the List Litigation and the TRO Action. On April 18, 1997, Everest's motion in the TRO Action for a temporary restraining order enjoining the Purchaser's tender offer was denied by the Delaware court and the court scheduled a hearing on a preliminary injunction for May 8, 1997. Prior to the Purchaser amending the Lehigh Offer, Everest and the Purchaser entered into a settlement agreement pursuant to which, among other things, Everest was granted an option to purchase up to 25% of the BACs tendered in the Lehigh Offer on the same terms and conditions as the Purchaser's purchase of BACs (the "Everest Option") and Everest dismissed the List Litigation and the TRO Action, without prejudice, and released the defendants in such actions (including the Partnership), subject to compliance by such defendants with the terms of such settlement agreement. Among the claims made by Everest in connection with the TRO Action was that Everest intended to commence an offer for BACs at a purchase price greater than the Purchase Price offered by the Purchaser. On April 23, 1997, the Partnership received correspondence from Everest stating that it had not contemplated or planned to make a tender offer for BACs for a price in excess of $590 per BAC. There can be no assurance, however, that Everest would have commenced an offer for BACs, that the purchase price in any such offer would have been higher than the Lehigh Offer or that the terms of any such offer would be more or less favorable to BACs holders than the Lehigh Offer. On April 24, 1997, the Purchaser amended the Lehigh Offer to (a) disclose the settlement with Everest, (b) describe the Everest Option and (c) increase the Purchase Price to $590.

     On March 6, 1997, a representative of Credit d'Impots ("Credit") requested a copy of the List, but stated no purpose for its request. On March 14, 1997, the Partnership's counsel wrote to Credit and inquired about the purpose or purposes for which Credit sought the List. On March 19, 1997, Credit responded that it wished to send a post card to investors advertising Credit's interests in purchasing BACs. Counsel for the Partnership and a representative of Credit have had further communications by telephone with respect to Credit's interests in obtaining access to the List and the Partnership's concerns about the risk of misuse or misappropriation of the List and adverse consequences resulting from any such misuse or misappropriation. In a letter dated April 9, 1997 (the "April 9th Letter"), counsel for the Partnership outlined the Partnership's concerns, the competing interests of all parties involved and proposed making the List available to Credit on certain terms and conditions intended to protect the Partnership, its partners and its investors. On April 22, 1997, a representative of Credit telephoned the Partnership's counsel, requested additional information regarding the proposal outlined in the April 9th Letter and indicated that Credit might be willing to commence a tender offer for BACs in accordance with the terms and conditions outlined in the April 9th Letter. The Partnership is in the process of responding to the additional information requested by Credit. There can be no assurance, however, that Credit will commence any offer for BACs or the terms thereof. If Credit commences an offer, the Partnership will duly consider it and respond in accordance with applicable securities laws and its fiduciary duties.

     Item  9. Material to be Filed as Exhibits.

     (a)(1) Letter from Liberty Tax Credit III L.P. to BACs holders, dated April 24, 1997.

     (c)(1) Letter Agreement, dated April 4, 1997, by and among Liberty Tax Credit III L.P., Lehigh Tax Credit Partners L.L.C. and Related Credit Properties III L.P.


     (c)(2) Valuation opinion dated April 8, 1997 delivered to Liberty Tax Credit III L.P. by Valuation Research Corporation.

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


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 1997

                                      LIBERTY TAX CREDIT PLUS III L.P.
                                      By: LIBERTY GP III INC.

                                      By: /s/ Paul L. Abbott
                                          -------------------------------------
                                          Name:   Paul L. Abbott
                                          Title:  President

                                      By: RELATED CREDIT PROPERTIES III L.P.

                                      By: Related Credit Properties III Inc.,
                                          its general partner

                                      By: /s/ Alan P. Hirmes
                                         -------------------------------------
                                          Name:   Alan P. Hirmes
                                          Title:  Vice President


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                                  EXHIBIT INDEX

EXHIBIT
NO.                               TITLE
-------                           -----
(a)(1) Letter from Liberty Tax Credit III L.P. to BACs holders, dated April 24, 1997.

(c)(1) Letter Agreement, dated April 4, 1997, by and among Liberty Tax Credit III L.P., Lehigh Tax Credit Partners L.L.C. and Related Credit Properties III L.P.

(c)(2) Valuation opinion dated April 8, 1997 delivered to Liberty Tax Credit III L.P. by Valuation Research Corporation.